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Exhibit 99.2

Notice of Annual Meeting of Shareholders
and Management Information Circular

May 5, 2004

The Thomson Corporation

Table of Contents

2	Notice of Annual Meeting of Shareholders
3	Management Information Circular
3	Voting Questions and Answers
7	Principal Shareholder
7	Business of the Meeting
14	Executive Compensation
20	Report on Executive Compensation
22	Compensation of Directors
23	Performance Graph
24	Indebtedness of Directors, Executive Officers and Senior Officers
24	Directors' and Officers' Insurance
25	Statement of Corporate Governance Practices
30	Additional Information
30	Directors' Approval

Notice of Annual Meeting of Shareholders of The Thomson Corporation

Date

        Wednesday, May 5, 2004

Time

        12:00 p.m. (EDT)

Place

        Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada

Business

        The business of the meeting is to:

  •
  receive the consolidated financial statements of the company for the year ended December 31, 2003 and the auditors' report on those statements;

  •
  elect directors;

  •
  appoint auditors and authorize the directors to fix their remuneration; and

  •
  transact any other business properly brought before the meeting.

        At the meeting we will also report on our 2003 business results. The management information circular included with this notice is your guide to understanding the business to be considered at the meeting.

Record Date

        You are entitled to vote if you were a Thomson shareholder as of 5:00 p.m. (EST) on Wednesday, March 17, 2004.

Voting

        Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend. The enclosed proxy form contains instructions on how to complete and send your voting instructions by mail, telephone, Internet or fax. Instructions are also included in the circular. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (EDT) on Monday, May 3, 2004 or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

        Please visit www.thomson.com for more information about Thomson.

By order of the Board,

David W. Binet
Secretary to the Board of Directors
April 2, 2004

        If you wish to receive (or continue to receive) quarterly interim financial statements by mail during 2004, registered shareholders must mark the request box at the bottom of their form of proxy, and non-registered shareholders must complete and return the enclosed interim report request form. If you do not mark the request box or return the request form, quarterly financial statements will not be sent to you. Financial results are announced by news release and are available on the Thomson website at www.thomson.com. For more information about registered and non-registered shareholders, please see page 3 of the management information circular.

Management Information Circular

About this Document and Related Proxy Materials

        We are providing this circular and proxy materials to you in connection with The Thomson Corporation's annual meeting of shareholders on May 5, 2004. As a shareholder, you are invited to attend the annual meeting. If you are unable to attend, you may still vote.

        This circular describes the items to be voted on at the annual meeting and the voting process, and provides information about executive compensation and our corporate governance practices.

        Please see the "Voting Questions and Answers" section below for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

        Unless otherwise indicated, all amounts in this circular are in U.S. dollars and information is as of March 26, 2004.

Voting Questions and Answers

What is the business of the meeting?

        At the meeting, shareholders are voting on two items: (1) the election of directors and (2) the appointment of auditors of the company and the authorization of the directors to fix the auditors' remuneration. We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

Who can vote?

        Holders of common shares as of 5:00 p.m. (EST) on March 17, 2004 are entitled to vote at the meeting. Each common share is entitled to one vote. On March 17, 2004, there were 654,705,775 common shares outstanding.

        If you want to vote shares acquired after March 17, 2004 at the meeting, you must ask Computershare to include you on the list of shareholders entitled to vote at the meeting and you must produce properly endorsed share certificates or establish in some other way that you owned the shares before 5:00 p.m. (EDT) on April 23, 2004.

How do I vote?

        You should first determine whether you are a registered shareholder or a non-registered shareholder.

  •
  You are a registered shareholder if your name appears on your share certificates. If you are a registered shareholder, you can either vote:

  •
  in person at the meeting; or

  •
  by submitting your voting instructions by proxy, which means that you give another person authority to vote on your behalf.

  •
  You are a non-registered shareholder if your name does not appear on your share certificates. For example, you are a non-registered shareholder if your shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian) or in the name of a clearing agency (such as ADP Investor Communication Services) in which the intermediary participates. If you are a non-registered shareholder, please see the white box on page 4 for information on how to vote your shares.

If I am a registered shareholder, how do I vote in person?

        You do not need to do anything except attend the meeting. Do not complete or return the proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare when you arrive at the meeting. If you wish to vote shares registered in the name of a corporation, the corporation must submit a properly executed proxy to Computershare authorizing you to vote the shares on behalf of the corporation.

If I am a registered shareholder, how do I vote by proxy?

        If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting in one of two ways:

  •
  You can authorize the management representatives named on the enclosed proxy form to vote your shares. If you choose this option, there are four ways you can give voting instructions:

  •
  Mail. Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date and return the proxy form in the envelope provided. Computershare's address for receiving proxies is 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

  •
  Telephone (Canada and the United States only). Call the toll free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your Holder Account Number and Proxy Access Number ready to convey your voting instructions on the telephone. Your Holder Account Number and Proxy Access Number are located on the front of the enclosed proxy form. If your proxy form does not contain a Holder Account Number and Proxy Access Number, you will not be able to vote by telephone.

  •
  Internet. Follow the instructions on the enclosed proxy form in order to vote your shares through the Internet. Please have your proxy form with you when you are ready to vote, as it contains the information you will need to do this.

  •
  Fax. Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax the completed proxy form to Computershare at 416.263.9524 or toll free in Canada and the United States only at 1.866.249.7775; or

  •
  You may appoint another person to attend the meeting on your behalf and vote your shares. If you choose this option, you can appoint your proxy by mail, fax or through the Internet. If you mail or fax the proxy form, you must print the person's name in the blank space provided on the back of the enclosed proxy form and you may indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided or fax the proxy form as described above. You may also appoint another person to be your proxyholder and indicate how you want your shares voted through the Internet as described above. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

        Please remember that your proxy or voting instructions must be received by 5:00 p.m. (EDT) on Monday, May 3, 2004.

If I am a non-registered shareholder, how do I vote my shares?

        As mentioned above, you are a non-registered shareholder if your shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian) or in the name of a clearing agency (such as ADP Investor Communication Services).

        There are two ways that you can vote your shares:

  •
  In person. If you wish to attend the meeting and vote in person, you should do one of the following:

  •
  if you have received a proxy form from your intermediary, insert your own name in the blank space provided in the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form. Do not otherwise complete the form as your vote will be taken at the meeting; or

  •
  if you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

  •
  By proxy. If it is not convenient for you to attend the meeting, you should do one of the following:

  •
  if you received a proxy form from your intermediary, you may vote by authorizing the management representatives named on the form to vote your shares. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. Alternatively, you may appoint another person to attend the meeting on your behalf and vote your shares by printing that person's name in the blank space on the form and indicating how you want your shares to be voted. The person you choose does not have to be another shareholder. The person named on the form must attend the meeting and vote on your behalf in order for your votes to be counted; or

  •
  if you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form. If you received a proxy form from ADP Investor Communication Services, you will be able to vote by telephone or through the Internet at www.proxyvotecanada.com.

How will my shares be voted if I appoint a proxyholder?

        Your proxyholder must vote your shares in accordance with your instructions if you have completed and signed the enclosed proxy form correctly and delivered it to Computershare.

        If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed the management representatives named on the enclosed proxy form as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:

  •
  FOR the election as directors of the nominees set out in this circular; and

  •
  FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the company and the authorization of the directors to fix their remuneration.

What happens if any amendments are made to these matters or if other matters are properly brought before the meeting?

        Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of the printing of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

        If you are a registered shareholder and you have returned a proxy form or given voting instructions you may revoke them in any of the following ways:

  •
  By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare;

  •
  By delivering a written statement signed by you or your attorney authorized in writing:

  •
  at the offices of Computershare at any time before 5:00 p.m. (EDT) on May 4, 2004, or, if the meeting is adjourned, the business day before any adjourned meeting; or

  •
  to the chairman of the meeting before the meeting starts; or

  •
  In any other manner permitted by law.

        If you are a non-registered shareholder, you may revoke a proxy or voting instruction (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

How many votes are required for approval?

        A simple majority of votes cast, in person or by proxy, is required to approve each of the items specified in the notice of meeting which accompanies this circular.

Who is soliciting my proxy?

        Our company's management is soliciting your proxy for use at the meeting and any adjourned meeting. We are soliciting proxies by mail and our employees may also solicit them personally. We are paying all costs of solicitation.

Is my vote confidential?

        Yes. Computershare independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Does Thomson provide electronic delivery of shareholder communications?

        Yes. Electronic delivery is a voluntary program for our registered and non-registered shareholders. Under this program, an e-mail notification is sent advising them that documents (such as this circular and our annual report) which must be delivered under applicable securities law are available on our website. We believe that electronic delivery will benefit the environment and reduce our costs. If this approach is not suitable for you, we will continue to provide paper copies of documentation to you.

How can I enroll for electronic delivery?

        If you are a registered shareholder and wish to enroll for electronic delivery of documents, please go to Computershare's website at www.computershare.com and click "Investors" and then "Electronic Shareholder Communications." You will need your Holder Account Number and Proxy Access Number. You can find these numbers on the form of proxy provided in your package.

        If you are a non-registered shareholder and wish to enroll for electronic delivery of documents, please go to ADP Investor Communication Services' website at www.investordeliverycanada.com for more instructions and to register. You will need your Control Number. You can find this number on the form of proxy provided in your package.

Principal Shareholder

        The Woodbridge Company Limited, or Woodbridge, is our principal shareholder. On March 17, 2004, Woodbridge beneficially owned 418,582,440 of our common shares, or 63.93% of our outstanding common shares.

        Woodbridge is the primary investment vehicle for Kenneth R. Thomson and other members of the family of the late first Lord Thomson of Fleet. Mr. Thomson, a director of our company, controls Woodbridge and other companies that beneficially owned 30,764,989 of our common shares on March 17, 2004. Through Woodbridge and these other companies, Mr. Thomson controls an aggregate of 449,347,429 of our common shares, or 68.63% of our outstanding common shares.

        Note 25 to our 2003 consolidated financial statements provides information on certain transactions that we entered into with Woodbridge and affiliates of the Thomson family in 2002 and 2003.

Business of the Meeting

        At the meeting, you will be asked to:

  •
  elect directors; and

  •
  appoint PricewaterhouseCoopers LLP as auditors and authorize the directors to fix their remuneration.

Election of Directors

        At the meeting, 16 directors are to be elected. All of the nominees are currently directors of our company. Each director elected will hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed. Management does not believe that any of the nominees will be unable to serve as a director but, if that occurs for any reason before the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

        The following provides information regarding each of the nominees, including the number of shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of deferred share units held by them on March 17, 2004.

David K.R. Thomson(1) Toronto, Ontario	Director since 1988 Common shares: 6,070 Deferred share units: —	David K.R. Thomson, 46, is Chairman of The Thomson Corporation and Deputy Chairman of Woodbridge. Mr. Thomson is also a member of the finance committee.

Mr. Thomson was named Chairman of Thomson in May 2002.

W. Geoffrey Beattie Toronto, Ontario	Director since 1998 Common shares: 100,500 Deferred share units: —
W. Geoffrey Beattie, 44, is Deputy Chairman of The Thomson Corporation and President of Woodbridge. Mr. Beattie is chair of the finance committee and a member of the corporate governance and human resources committees.

Mr. Beattie has been Deputy Chairman of Thomson since 2000. He is also a director of Royal Bank of Canada, Bell Globemedia Inc., Hydro One Inc. and TM Biosciences Corporation.
Richard J. Harrington Westport, Connecticut	Director since 1993 Common shares: 15,100 Deferred share units: 310,949
Richard J. Harrington, 57, is President and Chief Executive Officer of Thomson.

Mr. Harrington joined Thomson in 1982. He has held a number of key leadership positions during his Thomson career, including President and Chief Executive Officer of Thomson Newspapers. Mr. Harrington also serves on the board of directors of Xerox Corporation.
Ron D. Barbaro Toronto, Ontario	Director since 1993 Common shares: 25,000 Deferred share units: 9,828
Ron D. Barbaro, 72, is a corporate director. Mr. Barbaro is a member of the audit and corporate governance committees.

Prior to 2004, Mr. Barbaro was Chairman and CEO of the Ontario Lottery and Gaming Corporation. Prior to that, he was President of the Prudential Insurance Company of America and President of Worldwide Operations of Prudential Insurance Company of America. Mr. Barbaro is also a director of Flow International Corp. and chairman of Trans Global Insurance Company.

Robert D. Daleo Alpine, New Jersey	Director since 2001 Common shares: 1,100 Deferred share units: 49,446
Robert D. Daleo, 54, is Executive Vice President and Chief Financial Officer of Thomson.

Mr. Daleo began his career with Thomson in 1994 when he joined Thomson Newspapers as Senior Vice President and Chief Financial Officer. In 1998, Mr. Daleo became Chief Financial Officer of Thomson.
Steven A. Denning Greenwich, Connecticut	Director since 2000 Common shares: — Deferred share units: 6,191
Steven A. Denning, 55, is Managing Partner of General Atlantic Partners, LLC, a private equity investment firm. Mr. Denning is the chair of the human resources committee.

Mr. Denning is a director of Exult, Inc., Eclipsys Corporation, SRA International, Inc. and Liberata plc.
John F. Fraser, O.C. Winnipeg, Manitoba	Director since 1989 Common shares: 2,385 Deferred share units: 9,868
John F. Fraser, O.C., 73, is a corporate director. Mr. Fraser is a member of the corporate governance committee.

Mr. Fraser was the non-executive chairman of Air Canada until 2003 and is currently a member of its board of directors. Prior to that, he was Chairman and Chief Executive Officer of Russel Metals Inc. He is also a director of Manitoba Telecom Services Inc.

V. Maureen Kempston Darkes, O.C. Miami, Florida	Director since 1996 Common shares: 500 Deferred share units: 8,512
V. Maureen Kempston Darkes, O.C., 55, is Group Vice President, General Motors Corporation and President of GM Latin America, Africa and the Middle East. Ms. Kempston Darkes is a member of the corporate governance and human resources committees.

Previously, Ms. Kempston Darkes was President and General Manager of General Motors of Canada Limited. Ms. Kempston Darkes is also a director of Canadian National Railway Company and Noranda Inc.
Roger L. Martin Toronto, Ontario	Director since 1999 Common shares: 6,000 Deferred share units: 6,959
Roger L. Martin, 47, is Dean of the Joseph L. Rotman School of Management at the University of Toronto. Mr. Martin is a member of the audit committee.

Previously, Mr. Martin was Co-Head of Monitor Company. He is also chairman of the board of directors of Workbrain Corporation.
Vance K. Opperman Minneapolis, Minnesota	Director since 1996 Common shares: 50,000 Deferred share units: 10,206
Vance K. Opperman, 61, is President and Chief Executive Officer of Key Investment, Inc. Mr. Opperman is chair of the audit committee.

Previously, Mr. Opperman was President of West Publishing Company. He is also a director of Delta Dental Plans Association, BlueCross/BlueShield of Minnesota and Avenet LLC.

David H. Shaffer New York, New York	Director since 1998 Common shares: 40,000 Deferred share units: 1,774
David H. Shaffer, 61, is Executive Vice President of Thomson and Chief Executive Officer of Thomson Financial, a position he has held since November 2002.

Mr. Shaffer joined our company in 1998 and previously served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning.
John M. Thompson Toronto, Ontario	Director since 2003 Common shares: 1,500 Deferred share units: 1,774
John M. Thompson, 61, is Chairman of the Board of The Toronto-Dominion Bank. Mr. Thompson is chair of the corporate governance committee and a member of the audit committee.

Mr. Thompson was Vice Chairman of the Board of IBM from August 2000 to September 2002. Prior to that, he held various senior executive positions with IBM. Mr. Thompson is also a director of Robert Mondavi Corporation and Royal Philips Electronics.
Kenneth R. Thomson(1) Toronto, Ontario	Director since 1978 Common shares: 449,347,429(2) Deferred share units: —	Kenneth R. Thomson, 80, is Chairman of Woodbridge. Mr. Thomson is our company's controlling shareholder and was Chairman of Thomson from 1978 to 2002.
Peter J. Thomson(1) Toronto, Ontario	Director since 1995 Common shares: — Deferred share units: —	Peter J. Thomson, 38, is Deputy Chairman of Woodbridge.

Richard M. Thomson, O.C.(1) Toronto, Ontario	Director since 1995 Common shares: 31,700 Deferred share units: 11,200
Richard M. Thomson, O.C., 70, is a corporate director. Mr. Thomson is a member of the audit and human resources committees.

Previously, Mr. Thomson was Chairman and Chief Executive Officer of The Toronto-Dominion Bank. He is a director of The Toronto-Dominion Bank, Inco Limited, Prudential Financial, Inc., Stuart Energy Systems Corporation, Trizec Properties Inc. and Nexen Inc.
John A. Tory Toronto, Ontario	Director since 1978 Common shares: 501,670 Deferred share units: —
John A. Tory, 74, is President of Thomson Investments Limited, an affiliate of Woodbridge. Mr. Tory is a member of the finance and human resources committees.

Mr. Tory was Deputy Chairman of Thomson from 1978 to 1997 and President of Woodbridge from 1973 to 1998. Mr. Tory is also a director of Abitibi-Consolidated Inc. and Rogers Communications Inc.

(1)
David K.R. Thomson and Peter J. Thomson are the sons of Kenneth R. Thomson. Richard M. Thomson is not related to the family of Kenneth R. Thomson.

(2)
In addition, Mrs. K.R. Thomson indirectly beneficially owned 262,558 common shares as of March 17, 2004.

        For more information on deferred share units held by our non-management directors, please see "Compensation of Directors" on page 15. Messrs. Harrington and Daleo hold their deferred share units under our deferred compensation plan, which provides that they will receive shares of our company equal to the number of deferred share units disclosed upon ceasing to be employed by our company.

Appointment of Auditors

        It is recommended that PricewaterhouseCoopers LLP be reappointed as the auditors of the company to hold office until the next annual meeting of shareholders and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the company since its incorporation in 1977.

        Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2003 and 2002 were as follows:

Fees in millions of U.S. dollars	2003	2002
Audit fees	10.7	11.3
Audit-related fees	6.3	2.9
Tax fees	7.5	7.8
All other fees	1.7	4.0

Total	26.2	26.0

AUDIT FEES

        Audit fees were for professional services rendered for the audits of our consolidated financial statements, review of interim financial statements included in our quarterly reports, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the SEC and Canadian securities regulatory authorities.

AUDIT-RELATED FEES

        Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the "audit fees" category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, audits of our various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.

TAX FEES

        Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, advisory services regarding common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and advisory services regarding restructurings, mergers and acquisitions.

ALL OTHER FEES

        Fees disclosed in the table above under the item "all other fees" were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

  •
  insurance, transaction and benefit plan advisory services;

  •
  review of non-financial information systems design and implementation in 2002; and

  •
  French translations of financial statements, management's discussion and analysis and financial information included in our annual information form, prospectuses and other offering documents.

PRE-APPROVAL POLICIES AND PROCEDURES

        Our audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to our management as to the specific types of services that have been pre-approved by the audit committee. The policy requires the audit committee's specific approval of all other permitted types of services that have not been pre-approved. Our senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee's charter permits delegation to the chair of the authority to evaluate and approve engagements in the event that the need arises for approval between audit committee meetings. If the chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2003, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the SEC.

Executive Compensation

Summary Compensation Table

        The following table discloses compensation received during the last three years by our President and Chief Executive Officer and our next four most highly compensated executive officers in 2003. In this section, these individuals are referred to as the named executive officers. All dollar amounts are in U.S. dollars unless otherwise indicated.

		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)(1)	Securities under options/SARs granted (#)	Restricted shares or restricted share units ($)	Long-term incentive plan payouts ($)(2)	All other compensation ($)(3)
Richard J. Harrington President and Chief Executive Officer	2003 2002 2001	1,280,000 1,230,000 1,200,000	1,461,888 1,692,972 1,840,800	457,388 437,220 481,715	325,000 325,000 375,000	— — —	266,240 — —	6,000 6,000 5,100
David H. Shaffer Executive Vice President of Thomson and Chief Executive Officer of Thomson Financial	2003 2002 2001	1,000,000 979,167 950,000	1,250,000 1,958,334 1,365,150	433,844 309,045 206,265	140,000 140,000 208,000	— — —	208,000 — —	6,000 5,500 5,100
Brian H. Hall Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Legal & Regulatory	2003 2002 2001	810,000 770,000 750,000	1,171,326 975,205 899,250	252,667 240,535 326,907	115,000 115,000 155,000	— — —	168,480 — 807,444	6,000 6,000 5,100
Robert D. Daleo Executive Vice President and Chief Financial Officer	2003 2002 2001	750,000 710,000 690,000	856,575 977,244 1,058,460	251,184 237,666 252,917	105,000 105,000 133,000	— — —	156,000 — —	6,000 5,500 4,806
Ronald H. Schlosser(4) Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Learning	2003 2002 2001	700,000 566,667 525,000	500,000 741,801 695,363	191,913 181,362 188,676	100,000 100,000 108,000	— — —	145,600 198,959 277,875	3,813 3,475 3,247

(1)
Amounts for 2003, 2002 and 2001 include premiums that we paid for life insurance policies on behalf of our named executive officers. We replaced some of our life insurance arrangements following the enactment of the Sarbanes-Oxley Act of 2002 and we will not recover premiums paid in 2003. Please see the discussion on page 12 under the caption "Insurance Policies" for more information.

The amount for Mr. Harrington in 2003 includes payment of a premium and a tax reimbursement of $329,892 in connection with his policy. The amounts for 2002 and 2001 include $329,892 and $401,775, respectively, in respect of Mr. Harrington's insurance policy of which $6,642 and $4,860, respectively, represent the premium we paid for the term life portion of the policy and $323,250 and $396,915, respectively, represent the actuarial equivalent of the benefit to Mr. Harrington of the premium we paid for the non-term life portion of the policy.

The amounts for Mr. Shaffer in 2003, 2002 and 2001 include the cost of premiums that we paid for his life insurance policy in the amounts of $95,750, $99,337 and $101,876, respectively. The amounts for 2003, 2002 and 2001 also include $246,045, $137,545 and $59,269, respectively, paid to Mr. Shaffer as compensation for living, travel and related expenses incurred as a result of working a significant distance from his family's principal residence.

The amount for Mr. Hall in 2003 includes payment of a premium and a tax reimbursement of $206,688 in connection with his policy. The amounts for 2002 and 2001 include $206,688 and $251,525, respectively, in respect of Mr. Hall's insurance policy of which $4,158 and $2,841, respectively, represent the premium we paid for the term life portion of the policy and $202,530 and $248,684, respectively, represent the actuarial equivalent of the benefit to Mr. Hall of the premium we paid for the non-term life portion of the policy.

The amount for Mr. Daleo in 2003 includes payment of a premium and a tax reimbursement of $181,200 in connection with his policy. The amounts for 2002 and 2001 include $181,200 and $216,568, respectively, in respect of Mr. Daleo's insurance policy of which $3,373 and $2,303, respectively, represent the premium we paid for the term life portion of the policy and $177,827 and $214,265, respectively, represent the actuarial equivalent of the benefit to Mr. Daleo of the premium we paid for the non-term life portion of the policy.

The amount for Mr. Schlosser in 2003 includes payment of a premium and a tax reimbursement of $138,019 in connection with his policy. The amounts for 2002 and 2001 include $138,019 and $165,079, respectively, in respect of Mr. Schlosser's insurance policy of which $2,565 and $1,870, respectively, represent the premium we paid for the term life portion of the policy and $135,454 and $163,209, respectively, represent the actuarial equivalent of the benefit to Mr. Schlosser of the premium we paid for the non-term life portion of the policy.

(2)
LTIP payments are with respect to performance periods ending on December 31 of the year shown. These payments are typically made in the first quarter after the end of the performance period, following certification of the achievement of the performance goals. Amounts reflected in this column for 2003 represent amounts payable pursuant to a one-year transition performance period cycle adopted in connection with the phase-in of our new LTIP. For more information on LTIP awards, please see "Long-term Incentive Plans—Awards in 2003" on page 10.

(3)
These amounts represent our company's matching contributions under our 401(k) savings plan, a company-sponsored savings plan, on behalf of the named executive officers.

(4)
Mr. Schlosser was Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Scientific & Healthcare until November 2002, when he was appointed Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Learning.

Long-term Incentive Plans—Awards in 2003

        All of our named executive officers participated in a cash long-term incentive plan that we began to phase in during 2003. The plan envisions three-year performance periods, with the first three-year cycle beginning on January 1, 2003 and concluding on December 31, 2005, with payouts, if any, in 2006. In connection with the phase-in of this new plan, we established one-year and two-year transition performance period cycles, also beginning on January 1, 2003. Payments that we made for the one-year transition performance period cycle for 2003 are reflected in the "Summary Compensation Table"

above. The following table sets forth information regarding the two-year and three-year awards that we made in 2003 under this plan.

Estimated future payouts under non-securities-price-based plans(1)
Performance or other period until maturation or payout
Name	Securities, units or other rights (#)		Threshold ($)	Target ($)	Maximum ($)
Richard J. Harrington	— —	2003 - 2004 2003 - 2005	25,600 38,400	512,000 768,000	1,024,000 1,536,000
David H. Shaffer	— —	2003 - 2004 2003 - 2005	20,000 30,000	400,000 600,000	800,000 1,200,000
Brian R. Hall	— —	2003 - 2004 2003 - 2005	16,200 24,300	324,000 486,000	648,000 972,000
Robert D. Daleo	— —	2003 - 2004 2003 - 2005	15,000 22,500	300,000 450,000	600,000 900,000
Ronald H. Schlosser	— —	2003 - 2004 2003 - 2005	14,000 21,000	280,000 420,000	560,000 840,000

(1)
Each named executive officer is eligible to receive a bonus equal to a percentage of his annual salary based on our company meeting certain adjusted earnings per share (EPS) growth targets. For the 2003 through 2004 period, which is the second transition performance period, the target is 40% of the participant's average earned base salary during the two-year period.

The target award for the 2003 through 2005 period is 60% of the participant's average earned base salary during the three-year period. Total bonuses cannot exceed 200% of the target award. Future payout amounts are estimated using 2003 base salaries.

Option/SAR Grants in 2003

        Under our stock incentive plan, we may grant options to buy shares, stock appreciation rights attaching to option grants, awards of shares and other awards that are valued based on the closing price of our common shares on the Toronto Stock Exchange on the day before the grant. For options that we granted to our named executive officers in 2003, we converted this price into U.S. dollars based on the then-prevailing exchange rate.

        If tax or securities regulations make it impracticable to make grants under the stock incentive plan, we may allocate units under our phantom stock plan to executive officers and senior employees of our company and our subsidiaries. After being employed with our company for a prescribed length of time, a holder of units is entitled to a payment based on the number of units and the increase, if any, in the market price of the shares from the date of allocation.

        Options and units expire no later than 10 years from the date of issuance or allocation. Options granted under the stock incentive plan and units granted under the phantom stock plan are exercisable at such times as determined on the date of grant. In the case of options and units granted in 2003, 25% are exercisable from and after each anniversary of the date of the grant on a cumulative basis.

        The following table sets forth information concerning grants of options in 2003 under our stock incentive plan to our named executive officers:

Name	Securities under options/SARs granted (#)	% of total options/SARs granted to employees in financial year	Exercise or base price ($/security)	Market value of securities underlying options/SARs on the date of grant ($/security)	Expiration date
Richard J. Harrington	325,000	11.2%	$33.49	$33.49	December 17, 2013
David H. Shaffer	140,000	4.8%	$33.49	$33.49	December 17, 2013
Brian R. Hall	115,000	4.0%	$33.49	$33.49	December 17, 2013
Robert D. Daleo	105,000	3.6%	$33.49	$33.49	December 17, 2013
Ronald H. Schlosser	100,000	3.5%	$33.49	$33.49	December 17, 2013

        There were no allocations of units under our phantom stock plan to the named executive officers in 2003.

Aggregate Option/SAR Exercises in 2003 and Financial Year-End Option/SAR Values

        The following table provides information on option and stock appreciation right exercises in 2003 by each of our named executive officers, and the value of each officer's unexercised options and phantom stock units as of December 31, 2003. The value of unexercised in-the-money options and rights is the difference between the exercise price of the options and rights and the closing price of our common shares on December 31, 2003.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options/SARs at December 31, 2003 (#) exercisable/unexercisable	Value of unexercised in-the-money options/SARs at December 31, 2003 ($) exercisable/unexercisable
Richard J. Harrington	177,500	2,703,979	1,325,250/973,500	8,266,438/4,018,690
David H. Shaffer	—	—	609,583/526,751	1,766,768/1,941,922
Brian R. Hall	—	—	351,751/338,250	2,086,392/1,346,376
Robert D. Daleo	37,500	566,578	292,750/297,750	1,464,992/1,186,068
Ronald H. Schlosser	—	—	230,250/271,500	1,281,044/1,134,055

        During 2003, Messrs. Harrington and Daleo exercised phantom stock units that were about to expire. None of our named executive officers exercised options in 2003. We have not repriced any options granted under our stock incentive plan or stock appreciation rights allocated under our phantom stock plan.

Equity Compensation Plan Information

        The following table provides information as of December 31, 2003 regarding common shares of our company that may be issued under our existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders:(1)
Cdn$ stock options	6,277,090	Cdn$	49.43
US$ stock options	5,240,395	US$	29.96

Total	11,517,485		—	8,304,840

Equity compensation plans not approved by security holders	—		—	—

Total	11,517,485			8,304,840

(1)
Relates to our 2000 stock incentive plan. For more information on this plan, please see "Option/SAR Grants in 2003" above.

Pension Plans

        Under our supplemental executive retirement plans, each named executive officer is entitled to a non-contributory pension at age 62 equal to a percentage of his final year's salary, offset by any amounts paid to the executive under our other defined contribution or defined benefit plans.

        This percentage of final year's salary is 60% for Messrs. Harrington, Shaffer and Daleo and 50% for Messrs. Hall and Schlosser. In certain circumstances, a named executive officer will be entitled to his pension upon disability. The pension amount will be reduced by 5% for each year by which retirement precedes age 62. A named executive officer will not be entitled to receive any amount under his plan if he retires before the age of 55 and has less than 10 years of continuous service.

        If a named executive officer is terminated without cause after reaching age 55, he will be entitled to receive the percentage of his final year's salary noted above multiplied by a vested percentage that is based upon the number of years of service. This vested percentage begins at 50% after five years of service and includes an additional 10% for each year of service thereafter until he is 100% vested after 10 years of service.

Insurance Policies

        We have acquired life insurance policies for Messrs. Harrington, Hall, Daleo and Schlosser. Each policy has a face value of approximately five times the named executive officer's base salary. All premiums that we paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of the named executive officer. Because of the uncertainty created by provisions of the Sarbanes-Oxley Act prohibiting certain loans to executive officers, we modified our arrangements with our named executive officers. As a result of this, we will not recover premium payments made following the enactment of the Sarbanes-Oxley Act. We have agreed to reimburse Messrs. Harrington, Hall, Daleo and Schlosser for imputed taxes on their policies. Mr. Shaffer has a separate life insurance arrangement on which we also pay premiums.

        We provide group life insurance to certain of our U.S. employees in the amount of their annual salary up to $600,000. Messrs. Harrington, Shaffer, Daleo and Schlosser also participate in this plan.

Employment Agreements

        Each named executive officer is a party to an employment agreement. If any of them is terminated without cause, he will receive a payment based on his final year's salary. In the case of Mr. Harrington, the payment is three times his final year's salary. For Mr. Shaffer, the payment is two and one-half times his final year's salary. For each of Messrs. Hall, Daleo and Schlosser, the payment is two times his final year's salary. If any of them is terminated without cause, one-half of all unvested options issued under the stock incentive plan and units allocated under the phantom stock plan are immediately exercisable and the balance is forfeited.

Report on Executive Compensation

        Our executive compensation structure encourages executives to achieve exceptional performance. We reward both individual and corporate performance, primarily over the long term, but also in the short term. We expect to pay exceptional compensation for superior performance, and outstanding executives have the opportunity to achieve substantial earnings. Compensation for executives reflects:

  •
  the functions they perform;

  •
  their contribution to our company;

  •
  their capacity to improve the financial performance of our company;

  •
  their enthusiasm and loyalty; and

  •
  above all, their ability to create value for our shareholders.

        We also believe it is important to compensate our senior executives in the top quartile of the compensation paid by our competitors. We believe this allows us to attract and retain high-quality executives.

        From time to time, we retain consultants to analyze total compensation and its form to ensure our company is competitive in this regard. In 2003, a consulting firm extensively reviewed our executive compensation program and concluded that our program generally provides executives with competitive compensation opportunities, links compensation to performance and value creation and is efficient from an accounting standpoint.

        We believe that increased share ownership by our senior executives will further align their interests with those of our shareholders. In 2002, we approved new share ownership guidelines for some of our senior executives that require them to maintain an equity interest in our company with a value equal to a multiple of their salary. The highest multiple is four times salary and the lowest is one times salary. Compliance is being phased in and the value of deferred share units and common shares acquired pursuant to our deferred compensation plan and company-sponsored 401(k) retirement savings plan, respectively, will count toward meeting the share ownership requirement. We added company shares as an investment option in our 401(k) plan in 2003 and believe that it facilitates the ability of executives to increase their equity holdings in our company.

Total Compensation

        A senior executive's target compensation typically comprises salary, annual and long-term cash incentive bonus plan payments and equity-based incentives. The human resources committee believes this mix aligns the interests of executives with those of shareholders, provides significant cash incentives and assists in keeping our company competitive in the market for high-quality executives.

Salary

        Salary is determined by reference to an executive's performance and salaries prevailing in the relevant market. Generally, increases in base salary are determined primarily by the performance of Thomson, of the market group in which the executive works, and of the executive. For an executive in one of our company's market groups, the most heavily weighted factors are the performance of that executive and that group. For an executive with corporate-wide responsibilities, the most heavily weighted factors are the performance of that executive and the performance of Thomson as a whole. In the past few years, most of our executives have had annual salary increases in the 3-5% range.

        The human resources committee approves changes in base salary for senior executive officers, including the named executive officers. The most recent review took place in December 2003.

Annual Incentive Bonus Plans

        We use annual incentive bonus plans to motivate and reward senior executives. Different plans may be put into effect to compensate individual executives or businesses. Each market group establishes plans within parameters we set which take into account the market conditions of the particular group. The plans are typically designed to reward the individual executive for the direct contribution that he or she can make to our company or his or her market group. At the most senior levels, these plans are related to increases in revenue, adjusted operating profit and return on invested capital (ROIC) meeting or exceeding specific targets determined by the Board by reference to our company's strategic plans.

        The human resources committee approves awards for senior executive officers. Mr. Harrington or the chief executive officer of the relevant market group usually approves awards for other executives, subject to any guidelines imposed by the human resources committee.

Long-term Incentive Bonus Plans

        We have in place a number of cash-based long-term incentive bonus plans for key senior executives. These plans are typically three years in duration, coinciding with our company's planning cycles. Payments under long-term plans are not made unless targets are met. Bonus plans established in 2003 are measured by the cumulative compound growth of our adjusted earnings per common share (EPS) for a three-year plan period. Please see "Long-term Incentive Plans—Awards in 2003" on page 10 for more information. The human resources committee feels that the incentive plans provide a strong link to shareholder value creation.

Equity-based Compensation Plans

        Our stock incentive plan provides that we may grant options to buy shares, stock appreciation rights attaching to option grants, awards of shares and other awards that are valued with reference to the fair market value of our company's shares on the date of the grant. Our stock incentive plan is described on page 10 under "Option/SAR Grants in 2003."

        Our phantom stock plan provides for the allocation of participation units by the company if tax or securities regulations make it impracticable to make grants under the stock incentive plan. Our phantom stock plan is described on page 10 under "Option/SAR Grants in 2003."

        Allocations under these plans are intended to provide strong incentives for superior long-term future performance. A principal attraction of these plans is that they link compensation to share-holders' interests because the value of the awards to our executives is directly linked to our future stock price.

        Generally, in making grants under the stock incentive plan and allocations under the phantom stock plan, the human resources committee does not take into account the amount of previous allocations. Rather, the committee makes grants with a view to providing competitive total target compensation packages, of which long-term equity should comprise roughly one-third. The committee does not consider it relevant whether an executive has exercised options or units previously granted.

Chief Executive Officer's Compensation

        The structure of Mr. Harrington's compensation is similar to that of other senior executives of our company. In setting his salary, the human resources committee refers to publicly disclosed executive compensation information to ascertain that the amount is competitive with amounts paid to chief executive officers of businesses of comparable size and in comparable markets. The group of companies used for comparative purposes represents a mix of media and general industry companies along with information companies with which we compete.

        Mr. Harrington's compensation includes options under our stock incentive plan and participation in an annual incentive bonus plan based upon adjusted EBITDA and ROIC and a long-term incentive bonus plan that will pay out based on the achievement of certain cumulative compound growth rates in earnings per common share. The human resources committee believes that this compensation structure is consistent with compensation programs offered by the company's significant competitors, aligns Mr. Harrington's interests with the interests of shareholders and appropriately compensates Mr. Harrington for the long-term success of the company.

Composition of the Human Resources Committee

        The human resources committee approves the compensation of the named executive officers and other senior executive officers of the company. This report on executive compensation is presented by the human resources committee, the members of which are set out below.

        MEMBERS:    Steven A. Denning (Chair), W. Geoffrey Beattie, V. Maureen Kempston Darkes, Richard M. Thomson and John A. Tory. Ms. Kempston Darkes became a member of the human resources committee in January 2004. All of the committee members except for Messrs. Beattie and Tory have been determined by the Board of Directors to be independent. Please see the section of this information circular entitled "Independent Directors" on page 18 for more information.

Compensation of Directors

        The table below sets forth the annual retainers and attendance fees paid to our directors in 2003. In January 2004, we increased the annual director retainer to $50,000 to reflect the increased workload of our directors and the increased compensation paid to directors of similarly sized companies in Canada and the United States.

2003 ($)
Annual director retainer	35,000
Annual retainer for committee chairs (excluding audit committee chair)	5,000
Annual retainer for audit committee chair	10,000
Each Board or committee (excluding audit committee) meeting attended in person	1,000
Each Board or committee (excluding audit committee) meeting attended by phone	500
Each audit committee meeting attended in person	2,000
Each audit committee meeting attended by phone	1,000
Annual retainer for Chairman	1,000,000
Annual retainer for Deputy Chairman	550,000

        Neither the Chairman nor the Deputy Chairman receives attendance fees. In addition, neither Kenneth R. Thomson nor Peter J. Thomson receives a retainer or attendance fees. In 2003, we paid Mr. Tory $89,000 for advisory services provided to our company in connection with our long-term tax and capital strategies.

        Non-management directors can receive up to 100% of their fees in common shares or deferred share units. If a director elects to receive shares, the amount (net of withholding taxes) is used to buy shares for the director in the open market. If a director elects to receive deferred share units, units representing the value of the shares are credited to the director's account based on the market value of a share. Deferred share units are paid to the director within one year following termination of Board service. Payment will be made in shares or cash (net of withholding taxes), based on the market value of the shares on the date of payment. The amount includes the value of any dividends declared on the shares. We believe this plan further aligns the interests of our directors with the interests of our shareholders.

        Pursuant to our corporate governance guidelines, our directors are required to hold common shares or deferred share units having a value equal to five times their annual retainer. Directors have five years to comply with this requirement.

        Directors are also reimbursed by the company for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors.

Performance Graph

        The graph below compares the cumulative total shareholder return, assuming reinvestment of dividends, on Cdn$100 invested in our shares on December 31, 1998 with the cumulative total return of the S&P/TSX Composite Index and the S&P 500 Composite Stock Index over the same period.

Cumulative Value of a Cdn$100 Investment

Years ended December 31 (Cdn$)	Thomson common shares	S&P/TSX Composite Index	S&P 500 Composite Stock Index
1998	100	100	100
1999	108	132	121
2000	167	141	110
2001	144	124	97
2002	128	108	76
2003	149	137	97

Indebtedness of Directors, Executive Officers and Senior Officers

        As at March 26, 2004, there was no indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of the company's officers, directors, employees and former officers, directors and employees to the company or its subsidiaries.

Directors' and Officers' Insurance

        Our by-laws indemnify directors and officers against any liability and costs arising out of any action or suit against them from the execution of their duties. The indemnities are subject to the limitations described in the by-laws. We have insurance for the benefit of our directors and officers against any liability incurred by them in their capacity as directors or officers, except where the liability relates to a failure to act honestly and in good faith with a view to the best interests of our company. In March 2002, we were advised that our premium would rise dramatically in light of our offering and listing of common shares in the United States and conditions in the directors' and officers' insurance market generally. At that time we initiated discussions with Woodbridge with a view to obtaining comparable coverage at a lower cost. As a result, we currently maintain standard directors' and officers' insurance of $90 million for each director and officer, subject to a maximum of $90 million in any year. Woodbridge has agreed to indemnify the insurer for all liability in excess of $15 million, but less than $90 million, in exchange for an annual fee from us of $685,000. Our aggregate cost of directors' and officers' insurance was $1,500,000 for the period from April 1, 2003 to March 31, 2004, which includes the $685,000 paid to Woodbridge. Each claim against a director or officer is subject to a deductible of $1,000,000 for the individual director or officer or directors and officers as a group, except where the indemnification provided for in the by-laws does not apply.

Statement of Corporate Governance Practices

Our Governance

        Our governance structure is designed to permit our Board to responsibly supervise the management of the business and affairs of our company. The Board's principal responsibilities are strategic planning, risk identification and financial and human resources oversight.

        We believe that sustainable value creation for all shareholders, including, in particular, shareholders other than the Thomson family, will be fostered through a Board that is informed and engaged and that functions independently of management.

        Responsibility for our governance structure lies, in the first instance, with the corporate governance committee, established in 1994, and more generally with our Board. In light of recent regulatory changes, primarily those arising from the SEC and New York Stock Exchange (NYSE), our corporate governance committee undertook a thorough review of our Board practices, other best practices and mandated practices in 2003. This review resulted in the establishment of corporate governance guidelines as well as updated charters for our Board committees. Further regulatory changes are anticipated from the Canadian securities regulators, whose corporate governance rules are in draft form at the time of printing of this circular. These draft rules contemplate that they would replace the existing corporate governance guidelines of the Toronto Stock Exchange (TSX). Once new rules are adopted, the Board will re-assess its corporate governance practices and make any necessary changes.

        Our corporate governance guidelines deal with issues such as Board duties and responsibilities, share ownership requirements and conflicts of interest. The guidelines and committee charters are posted on our website at www.thomson.com.

        As part of our governance structure, the Board has ensured that there is in place an appropriate procedure so that inquiries or other communications from shareholders to management are answered by our investor relations professionals, or referred to an appropriate person in the company.

Board and Committee Composition

        The Board believes that its composition and procedures and those of its committees ensure that the Board functions independently of management. Our Board composition and committee membership are set forth in the table below. Each committee is discussed in more detail below under "Committees."

	Audit committee	Human resources committee	Corporate governance committee	Finance committee
David K.R. Thomson				•
W. Geoffrey Beattie		•	•	Chair
Richard J. Harrington
Ron D. Barbaro	•		•
Robert D. Daleo
Steven A. Denning		Chair
John F. Fraser			•
V. Maureen Kempston Darkes		•	•
Roger L. Martin	•
Vance K. Opperman	Chair
David H. Shaffer
John M. Thompson	•		Chair
Kenneth R. Thomson
Peter J. Thomson
Richard M. Thomson	•	•
John A. Tory		•		•

        In 2003, the Board held 11 meetings. One annual Board meeting is devoted to our company's three-year strategic plan. At the conclusion of all Board meetings that are held in person, the non-management directors meet as a group. The non-management directors also meet from time to time after Board meetings that are held by telephone. The Chairman or Deputy Chairman chairs these sessions and informs management of the substance of the meetings to the extent that action is required by management.

        The Board meets at least once a year at the offices of one of our company's businesses in order to meet operating management and develop a deeper understanding of a particular business or market group. In 2003, the Board made site visits to Thomson Learning facilities in the Cincinnati, Ohio area and to Thomson Financial's offices in New York.

        To facilitate the Board's independence from management, we also have a Secretary to the Board who reports to the Chairman and who also acts as secretary to each of the committees of the Board.

        The Board periodically considers the principal risks facing our company and the steps that our management is taking to monitor and mitigate these risks.

        The Board also periodically receives reports on our company's operating activities, as well as reports on certain non-operational matters, including corporate governance, insurance, pension and treasury matters. We have a secure intranet site for the Board that is used to distribute information and to foster communication among directors and between directors and senior management.

        A director can retain an outside advisor with the approval of the corporate governance committee. In 2003, a committee of independent directors was appointed to review a proposed related party transaction and retained advisors who provided information and advice relied on by the independent committee and the Board in assessing the transaction.

INDEPENDENT DIRECTORS

        Our Board has assessed the independence of each of its members. In determining independence, the Board examined and relied on the definition of "independent" in the NYSE rules and "unrelated director" in the TSX Guidelines. After considering a wide variety of factors and information disclosed by each director, our Board determined that of the 16 directors, eight are independent.

  •
  Three of the directors, Messrs. Harrington, Daleo and Shaffer, are not independent because they are members of management of Thomson.

  •
  Five directors are either members of the family of Kenneth R. Thomson (Mr. Thomson and his sons, David K.R. Thomson, and Peter J. Thomson), or employees of Woodbridge, the Thomson family's principal holding company, or its affiliates other than our company (W. Geoffrey Beattie and John A. Tory). While the Board considers that these directors' interests are fully aligned with the interests of minority shareholders, and that they do act independently of management, the NYSE rules require that they be considered not independent.

  •
  The independent directors are V. Maureen Kempston Darkes and Messrs. Barbaro, Denning, Fraser, Martin, Opperman, Thompson and Richard M. Thomson. Richard M. Thomson is not related to the family of Kenneth R. Thomson.

        For purposes of the TSX Guidelines, all of our directors except for Messrs. Harrington, Daleo and Shaffer are considered to be "unrelated."

        The Chairman is not independent by virtue of the Thomson family ownership position. As Chairman, he directs the operations of the Board in such a way that it operates independently of management. The Chairman is responsible for establishing the agenda for meetings, ensuring that the Board has sufficient resources and information to make decisions in the best interests of all shareholders, and maintaining a constructive relationship between the Board and senior management.

CONTROLLED CORPORATION

        The rules of the NYSE require a listed company to have, among other things, a majority of independent directors on its Board and solely independent directors on its compensation committee and corporate governance committee. The rules permit a "controlled company" to be exempt from these requirements.

        Thomson is controlled by Kenneth R. Thomson, who directly and indirectly controlled approximately 69% of our common shares as of March 17, 2004. The Board has determined that it is appropriate to rely upon the controlled company exemption. One-half of our directors are independent of both management and the controlling shareholder with the result that 50% of the directors independently represent the 31% interest in our company held by shareholders other than the Thomson family.

COMMITTEES

        Each Board committee operates under a written charter. A thorough review of each committee's charter was undertaken in 2003 and in January 2004, the Board approved new charters. All of these charters are available on our website at www.thomson.com. The charters will be reviewed annually by the relevant committee and the corporate governance committee, which may make recommendations to the Board for changes. Below is a brief description of the responsibilities of each committee.

        AUDIT COMMITTEE.    The audit committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our external auditor, the performance of our internal audit function and independent auditor, and any additional matters delegated to the audit committee by the Board.

        The charter establishes that the audit committee is responsible for the hiring of the external auditor and includes a requirement for direct communication between the committee and the external auditor. The charter also provides that the committee is responsible for overseeing management reporting and internal control systems.

        In 2003, the audit committee adopted procedures for the receipt, retention and treatment of any complaints received by our company regarding accounting, internal accounting controls, or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. These procedures are set forth in our Code of Business Conduct and Ethics, which is discussed below.

        The Board has determined that all members of the audit committee are financially literate, as this term is defined in our corporate governance guidelines. In addition, the Board has concluded that Richard M. Thomson is qualified as an audit committee financial expert (within the meaning of applicable SEC rules) and that he has accounting or related financial management expertise (within the meaning of the NYSE's rules).

        In recognition of the workload carried by this committee, the remuneration of the chair of the committee and the attendance fees paid to its members were increased in 2002.

        The members of the audit committee are Vance K. Opperman (Chair), Ron D. Barbaro, Roger L. Martin, John M. Thompson and Richard M. Thomson. The Board has determined that all of the committee members are independent. The committee met six times in 2003.

        CORPORATE GOVERNANCE COMMITTEE.    The corporate governance committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the size, composition and structure of the Board and its committees, our overall approach to corporate governance, related party transactions and other matters involving conflicts of interest, orientation and continuing education for directors, director compensation and any additional matters delegated to the corporate governance committee by the Board.

        The members of the corporate governance committee are John M. Thompson (Chair), Ron D. Barbaro, W. Geoffrey Beattie, John F. Fraser and V. Maureen Kempston Darkes. The Board has determined that all of the committee members, except for Mr. Beattie, are independent. The committee met three times in 2003.

        HUMAN RESOURCES COMMITTEE.    The human resources committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the selection and retention of senior management, the compensation of senior management, professional development for senior management, the management of pension and benefit plans for employees, and any additional matters delegated to the human resources committee by the Board. These responsibilities include considering policies and procedures for succession planning.

        The committee assists the Chairman and Deputy Chairman of the Board in setting objectives each year for the President and Chief Executive Officer. The committee also evaluates the performance of the chief executive officer against those objectives at year-end. The Chairman and Deputy Chairman report to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The human resources committee is developing a detailed position description for the President and Chief Executive Officer.

        The members of the human resources committee are Steven A. Denning (Chair), W. Geoffrey Beattie, V. Maureen Kempston Darkes, Richard M. Thomson and John A. Tory. The Board has determined that all of the committee members, except for Messrs. Tory and Beattie, are independent. The committee met three times in 2003.

        FINANCE COMMITTEE.    The finance committee is responsible for considering, and if thought fit, approving matters of a banking or treasury nature within a limited scope, as well as appropriate matters that have been approved in principle by the Board and that require action between regularly scheduled meetings of the Board.

        The members of the finance committee are W. Geoffrey Beattie (Chair), David K.R. Thomson and John A. Tory, all of whom are employed by corporations controlled by Kenneth R. Thomson.

Assessment Process

        Prior to 2004 the performance of the Board and its committees was assessed pursuant to an informal annual process coordinated with the Chairman, Deputy Chairman and the corporate governance committee. This year, the corporate governance committee undertook a more structured review process. Questionnaires addressing the effectiveness of the Board and its committees were developed and completed. The questionnaires addressed issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of meetings. The individual responses, which are confidential, were consolidated by the Secretary to the Board and will be reported on to the corporate governance committee and the Board.

Director Qualifications and Board Size

        The corporate governance committee is responsible for assessing the need for new directors, and the preferred experience and qualifications of new directors. The committee recommends candidates for initial Board membership and Board members for renomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills or talent that would enhance the Board and overall management of the business and affairs of our company.

        The corporate governance committee is responsible for maintaining an understanding of the anticipated tenure of current directors, and the needs of the Board as a whole. Particular candidates are considered in light of the Board's current and anticipated needs. The Board is currently of the view that its optimal size for effective decision-making and committee work is 14 to 16 members and that it may need to increase beyond that from time to time in anticipation of retirements from the Board.

        We provide new directors with orientation materials describing the business of our company, its corporate governance structure and related policies and information. New directors also have meetings with our chief executive officer, chief financial officer and other senior executives including heads of our major business groups. Early in their tenure, opportunities are provided to new directors to visit some of our major facilities and meet with operations management.

Director Attendance

        Attendance at Board and committee meetings in 2003 averaged 92%.

        All directors are expected to attend Board and relevant committee meetings and the annual meeting of shareholders, except where the failure to attend is due to unavoidable circumstances. All but one member of the Board attended our 2003 annual meeting of shareholders.

Code of Business Conduct and Ethics

        In 2003, we adopted a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our chief executive officer, chief financial officer and principal accounting officer. The Code is available on our website at www.thomson.com.

Communications with the Board

        You may contact our Board or our non-management directors as a group by writing to them c/o Secretary to the Board of Directors, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1 Canada.

Additional Information

        Financial information is provided in our comparative consolidated financial statements and management's discussion and analysis (MD&A). You can obtain copies of these financial statements and our MD&A by contacting us at investor.relations@thomson.com. You will also find these documents and additional information about Thomson at www.thomson.com.

        Our other continuous disclosure materials are available on our website, on the Canadian Securities Administrators' website, www.sedar.com, and in the EDGAR section of the SEC's website at www.sec.gov.

Directors' Approval

        The contents and sending of this circular to shareholders of the company have been approved by the Board of Directors of the company.

David W. Binet
Secretary to the Board of Directors
Toronto, Ontario
April 2, 2004

The Thomson Corporation
Metro Center One Station Place Stamford, Connecticut 06902 United States tel 203.539.8000	Suite 2706, Toronto Dominion Bank Tower P.O. Box 24, Toronto-Dominion Centre Toronto, Ontario M5K 1A1 Canada tel 416.360.8700	www.thomson.com

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  Exhibit 99.2
Notice of Annual Meeting of Shareholders and Management Information Circular